

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Elwood G. Norris
Chief Executive Officer
Parametric Sound Corporation
1941 Ramrod Avenue, Suite #100
Henderson, Nevada 89014

>   **Re: Parametric Sound Corporation**
>   **Form 10-12G**
>   **Filed June 24ᵗʰ, 2010**
>   **File No. 000-54020**

Dear Mr. Norris:

We have reviewed your Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please discuss how you intend to communicate any material changes to the agreements referenced within your "Our Relationship with LRAD Corporation After The Spin-Off" section made after the dissemination of your information statement, but before the distribution.

Executive Summary, page 1

3. We note your statement that your summary is a summary of "some of the information contained elsewhere…and should not be considered complete." While your summary is not expected to contain all of the information found elsewhere in the prospectus, it should nonetheless be complete. Please revise to indicate that you have included summary disclosure concerning all material terms of your proposed transaction.

Our Strengths, page 2

4. In the interest of balancing your disclosure here, please revise to include disclosure regarding the principle challenges the spun-off company is likely to face, including the need to develop a new product line subsequent to the distribution date and related uncertainty of revenues, and limited funding subsequent to the spin-off.

Risk Factors, page 11

5. Please revise to include risk factor disclosure regarding your auditor's going concern opinion.

We have a history of operating losses, expect additional losses, and may not achieve or sustain profitability, page 11

6. Please revise to quantify the history of losses referenced in this risk factor.

Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply, page 19

7. To the extent determinable, please revise to provide an estimate of the costs associated with your compliance with the Sarbanes-Oxley Act of 2002, as discussed in this risk factor.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 24

8. We note that the disclosure on the top of page 25 is unclear as to who is opining on the tax consequences of the proposed spin-off transaction. Earlier in the document you have stated the beliefs only of LRAD management in this regard, as well as that you have not obtained either a private-letter ruling from the IRS, nor sought the opinion of your accounting firm. Please advise, or revise to clarify, if true, that you have not obtained an expert opinion with respect to the tax consequences of the proposed spin-off, and that the statement is limited to management's belief only.

Capitalization and Financing, page 27

9. In this section and throughout your information statement you make reference to a commitment from Mr. Norris to ensure that "at least $350,000 will be funded at the distribution date through conversion of amounts owed to Syzygy and additional cash on the same terms as other investors". Please indicate whether this arrangement is in writing or, if it is not, how it is going to be enforced. If the arrangement is in writing, please include it as an exhibit to your Form 10. In addition, please revise your disclosure to make clear that funding received via "conversion of amounts owed to Syzygy" will not represent cash available for working capital.

10. With respect to the non-binding indications of interest you have received for $650,000 in financing, please indicate the number and person or class of persons involved and how they have expressed their interest.

Notes to Unaudited Pro Forma Financial Statements, page 33

11. Please refer to footnote (A) and the first paragraph above. Please disclose why you are assuming the minimum floor price to be the market price and disclose the impact of the $0.30 maximum exercise price on pro forma balance sheet and operating statements (footnote (1)).

12. Please refer to footnote C and Note 10 on page F-19. Tell us the factors you considered in concluding that it is not appropriate to include the costs incurred by Syzygy on your behalf and your liability to Syzygy in the historical financial statements. Refer to your basis in the accounting literature.

Operating Statements, page 33

13. Please refer to footnote (1). We note that you do not currently have plans to produce or sell the H450 product and you expect future revenues and costs to be from your new product lines. We also note that the distribution (spin-off) was approved by the LRAD shareholders on June 2, 2010. Please tell us your consideration of presenting this product line as discontinued operations under ASC 205-20 in your pro forma or historical financial statements. Include in your response the specific factors considered and references to the appropriate accounting literature.

Management's Discussion and Analysis..., page 34

14. In the overview of your management's discussion and analysis, please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company's financial condition. See Item 303 of Regulation S-K.

15. We note disclosure on page 36 that you do not expect past revenues, product costs and operating expenses to be indicative of performance in those respective areas post spin-off. To the extent practicable, please elaborate on your expectations going forward for each of these metrics. Your discussion should note significant areas of expense.

16. Please revise to discuss the potential effects of your possible inability to continue as a going concern.

17. Given your initial expectation of employing only two individuals, one of whom is expected to work part-time, please indicate any uncertainty management has with respect to accomplishing both day-to-day and long-term milestones.

Results of Operations, page 36

18. Please revise to quantify the extent to which the sales growth you discuss is attributable to the program with Cardinal Health that will be fulfilled by LRAD Corporation.

Liquidity and Capital Resources, page 38

19. Please revise to disclose and quantify all known material short term liquidity requirements. For example, comment on potential research and development cash requirements. Further, provide similar disclosure regarding all known material long-term liquidity requirements and discuss your ability to meet these requirements. Pease note that we consider "long-term" to be the period in excess of the next twelve months.

Business, page 39

20. We note your statement on page 40 and elsewhere that you "expect to produce new products at a reduced cost compared to the H450". Please disclose the basis for this belief.

21. Please provide the name of your HSS piezo-film supplier and the names of all other principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

22. We note on page 41 that you expect to enter into a license agreement with Syzygy Licensing LLC. Please revise to state that the contract is not yet executed. To the extent that there is the possibility that the agreement may not be executed, and this presents a risk deemed material, please revise to include risk factor disclosure.

Management, page 46

23. Please disclose any employment/management relationship that Mr. Norris has or had with Syzygy Licensing LLC. If Mr. Norris has an ongoing relationship with Syzygy Licensing LLC, please disclose the amount of time he expects to dedicate to that relationship.

24. Please provide the amount of time Mr. Barnes expects to devote to you on a weekly or monthly basis.

Intangibles, page F-9

25. Tell us the nature of patents and trademarks and whether they are associated with the H450 product. If not, tell us how you assessed their recoverability.

Syzygy Licensing LLC, pages F-19
Syzygy Licensing LLC, page F-30

26. Please delete the reference to "SEC approval." In addition, disclose in Note 11 that the LRAD Corporation shareholders approved the spin-off transaction on June 2, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson at 202-551-3365 or Dean Suehiro at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer
Larry Spirgel

cc: Via facsimile to (435) 628-1610
               Joshua E. Little, Esq.